[Letterhead of Wachtell, Lipton, Rosen & Katz]

VIA EDGAR

May 5, 2025

Juan Grana

Katherine Bagley

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ralliant Corporation
Amendment No. 2 to
Draft Registration Statement on Form 10-12B
Confidentially Submitted March 7, 2025
CIK No. 0002041385

Ladies and Gentlemen:

On behalf of our client, Ralliant Corporation (f/k/a NPTG Holdings Corporation) (the “Company”), currently a wholly owned subsidiary Fortive Corporation, this letter responds to the comments from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in its letter, dated March 20, 2025, with respect to the above-referenced Draft Registration Statement on Form 10-12B. The Company is concurrently publicly filing its Registration Statement on Form 10-12B (the “Form 10”) via EDGAR.

For the Staff’s convenience, the text of the Staff’s comments are set forth in bold, followed by the Company’s responses. All page references in the responses set forth below refer to pages of the Form 10.

Draft Registration Statement on Form 10 submitted March 7, 2025

Exhibit 99.1 Information Statement of Ralliant Corporation

Industry Overview, page 4

1.	We note your response to comment 2, including your revised disclosure on page 4 that “[b]ased on third-party reports, proprietary company intelligence from market diligence, and market size estimates as reported in peer companies’ publicly available materials, management estimates that, as of December 2024, the potential serviceable addressable market is approximately [$16 billion] within a total potential addressable market of approximately [$26 billion].” Please revise to further explain how Ralliant calculated its serviceable addressable market and total addressable market, including the data and material assumptions underlying these calculations. Please also cite the third-party reports and elaborate on the peer companies considered in your market size estimates. Finally, please also clarify the basis for assuming favorable secular growth trends.

Response: In response to the Staff’s comment, pages 4, 5 and 90 of the Form 10 have been revised.

U.S. Securities and Exchange Commission

May 5, 2025

2.	We note your response to comment 17 and your revised disclosure on page 82 that Fortive currently owns approximately 2,700 patents and 1,400 pending applications, and “[n]o material patents, licenses or other intellectual property will be licensed or transferred by Fortive to Ralliant pursuant to the Intellectual Property Matters Agreement.” You also disclose that your patent portfolio is “a valuable Ralliant asset.” Please revise to describe Ralliant’s patent portfolio, including whether Ralliant licenses any patents for any material product or product family. Please also note whether any of Ralliant’s patents are expiring in the near-term.

Response: In response to the Staff’s comment, pages 92-93 of the Form 10 have been revised.

If you have any questions regarding the Form 10 or need any hard copies of the submission, please contact the undersigned at (212) 403-1107 or AZPreiss@wlrk.com.

Sincerely,

/s/ Alison Z. Preiss

Alison Z. Preiss

cc:	Daniel Kim, Vice President, Associate General Counsel and Secretary, Fortive Corporation

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